EXHIBIT 12.1
Equity Office Properties Trust
Statement of Earnings to Fixed Charges
     Earnings for the nine months ended September 30, 2006 were inadequate to cover fixed charges by $37.6 million. The deficiency was due to a non-cash impairment charge of $188.9 million recorded during the third quarter of 2006 (of which $54.4 million was recorded in continuing operations and $134.5 million in discontinued operations).